Exhibit 21

Subsidiaries of Finishing Touches Home Goods Inc.

The subsidiaries of Finishing Touches Home Goods Inc. are as follows:

Name	Jurisdiction of Organization

Finishing Touches Home Goods Inc. (Canada)*	Ontario, Canada

*- The subsidiary is wholly owned by Finishing Touches Home Goods Inc.

DATED: April 29, 2011